Home Office: Harrison, NY Administrative Office: 4333 Edgewood Road NE Cedar Rapids, IA 52499

April 12, 2013

Ms. Ashley Vroman-Lee

Senior Counsel – Office of Insurance Products

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street NE

Washington, D.C. 20549-0506

Re:	Transamerica Financial Life Insurance Company
Separate Account VA BNY
Initial Filing to Form N-4 Registration Statement (File No. 333-187834)

Dear Ms.Vroman-Lee:

As per your request in your conversation with Sandy Dix on April 11, 2013, we hereby represent that the Prospectus and Statement of Additional Information filed in the above reference filing is the exact same Prospectus and Statement of Additional Information that was filed with Separate Account VA B on April 10, 2013 (accession number 0001193125-13-148604). No changes were made.

This letter will also be filed as a correspondence filing via EDGAR.

Very truly yours,

Transamerica Financial Life Insurance Company

/s/ Darin D. Smith

Darin D. Smith

Managing Assistant General Counsel

Enc.

Home Office: Harrison, NY Administrative Office: 4333 Edgewood Road NE Cedar Rapids, IA 52499

April 12, 2013

VIA EDGAR

Ms. Ashley Vroman-Lee

Senior Counsel

Office of Insurance Products

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Transamerica Financial Life Insurance Company
Separate Account VA BNY
Initial Filing to Form N-4 Registration Statement (File Nos. 333-187834/811-08750)

Dear Ms. Vroman-Lee:

Transamerica Financial Life Insurance Company filed the Initial Filing on April 10, 2013. Pursuant to Rule 461 under the Securities Act of 1933, Transamerica Financial Life Insurance Company and the principal underwriter, Transamerica Capital, Inc., now respectfully request that the effective date of the registration statement be accelerated and that the registration statement be declared effective April 15, 2013, or as soon thereafter as is reasonably practicable.

Transamerica Financial Life Insurance Company acknowledges the following:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Transamerica Financial Life Insurance Company		Transamerica Capital, Inc.

By:	/s/ Darin D. Smith	By:	/s/ Lisa Wachendorf
	Darin D. Smith		Lisa Wachendorf
	Managing Assistant General Counsel		Assistant Vice President